THE O'NEAL LAW FIRM, P.C.
                            14835 East Shea Boulevard
                               Suite 103, PMB 494
                          Fountain Hills, Arizona 85268
                                 (480) 812-5058
                              (888) 353-8842 (Fax)
                        E-mail: theoneallawfirm@yahoo.com

                                 March 23, 2009

VIA EDGAR AND OVERNIGHT MAIL

Ms. Lilyanna L. Peyser
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC  20549

     Re: SeaOspa, Inc.
         Registration Statement on Form S-1
         Filed February 9, 2009
         File No.  333-157175

Dear Ms. Peyser:

     We are counsel to SeaOspa, Inc. ("SeaOspa," the "Company" or "our client"). On behalf of our client, we respond as follows to the Staff's comments dated March 6, 2009 relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL

1. We note that you are registering the sale of 1,869,917 shares of common stock of which 509,000 shares are being offered by affiliates. Given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders, Ana Borenstein, Yaron Borenstein, Ophir Even, and Alon Evenzur, as underwriters. Your indication on page 16 that "[t]he selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an 'underwriter' within the meaning of the Securities Act in connection with such sales" is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our web-site.

                                       1
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Page 2 of 3
Ms. Lilyanna L. Peyser
Securities and Exchange Commission


Response to Comment #1: We are not clear on the Commission's comment that Ana Borenstein, Yaron Borenstein, Ophir Even, and Alon Evenzur are affiliates. These shareholders each own less than 10% of the outstanding shares of common stock, and are not officers or directors of the Company. Further, none of these shareholders are related to any officer or director of the Company. Notwithstanding, the Company has revised the offering whereby these shareholders are only offering 10,000 shares each.

SELLING STOCKHOLDERS, PAGE 13

2. Based on the individual share counts contained in the table of selling stockholders, it appears that the total number of shares to be offered is 1,869,918 rather than 1,869,917. Please confirm the accuracy of the share counts contained in the table of selling stockholders, as well as the total number of shares to be offered.

Response to Comment #2: The correct offering amount is 1,400,618 shares. The table has been revised and is now correct.

ITEM 17. UNDERTAKINGS. PAGE II -3

3. Please revise Item 17 to include all of the undertakings required by Item 512(a)(6) of Regulation S-K.

Response to Comment #3: The undertakings have been revised.

EXHIBITS

4. We note that the consent filed as Exhibit 23.1 contains two inconsistent dates (December 22, 2008 and January 20, 2009). Please file II revised consent that reflects the accurate date.

Response to Comment 4: A new consent from our auditor, Weinberg & Associates LLC, has been issued and is included in Exhibit 23.1

5. We note that Exhibit 24.1 is listed in the Exhibit Index, but that no power of attorney appears on the signature page of the registration statement. Please either remove Exhibit 24.1 from the Exhibit Index or include a power of attorney on the signature page of the filing.

Response to Comment 5: Exhibit 24.1 was revised in accordance with the Staff's comment. We included a power of attorney on the signature page of the filing.
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Page 3 of 3
Ms. Lilyanna L. Peyser
Securities and Exchange Commission


The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to call William D. O'Neal at The O'Neal Law Firm. P.C, at (480) 812-5058 if you have any questions.

                                Very truly yours,

                                /s/ William D. O'Neal
                                ---------------------------------
                                William D. O'Neal

cc: SeaOspa, Inc.